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                                    EXHIBIT 1

                      [J.M.K. INVESTMENTS, LTD. LETTERHEAD]

October 27, 1997

To Whom It May Concern:

I, Roger Nix, do hereby offer to sell to Capital Pacific Holdings, Inc. or its assignee ("CPH") 1,015,000 shares of the common stock of CPH. The shares are registered in my name and consist of 26 stock certificates, which are currently being held by J.M.K. Investments, Ltd. as collateral on a loan. The sale price is two million three hundred ninety-five thousand dollars ($2,395,000.00).

The terms are as follows: ten percent of the full sale price, $239,500.00 is to be deposited by Buyer, CPH, at United Title Company of Las Vegas, Nevada, Escrow Number 96-10-4636-036AG by 5:00 p.m. October 31, 1997. The balance of the funds ($2,155,500.00) must be deposited in the aforementioned escrow not later than November 14, 1997.

Owner of Record and Seller

/s/ Roger Nix         10/28/97           (Subject to CPH Acknowledgment, below.)
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Roger Nix             Date

As holders of the aforementioned stock certificates representing 1,015,000 shares of CPH, we hereby agree to release said certificates, properly endorsed, to Buyer upon verification of the deposit of good funds in the amount of $2,395,000.00 in United Title of Las Vegas, Nevada, escrow account Number 96-10-4636-036AG.

Holder of Record,

/s/ John M. Keilly           10/28/97
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John M. Keilly, President    Date
J.M.K. Investments, Ltd.

CPH Acknowledgment CPH Acknowledgment

This offer to sell replaces and nullifies the Option Agreement, entered into October 15, 1997, between Roger Nix and Capital Pacific Holdings, Inc. (CPH).

Capital Pacific Holdings, Inc.,
a Delaware corporation

By: /s/ Donald J. Sajor, Vice President        10/30/97
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    CPH Authorized Representative              Date